August 3, 2006

Ms. Susan Block

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Structured Asset Securities Corporation
Registration Statement on Form S-3
Filed July 19, 2006
File No. 333-129480 (the “Registration Statement”)

Ms. Block:

Thank you for your detailed comments on the Registration Statement of Structured Asset Securities Corporation (the “Company”).  We have undertaken to provide you with specific responses to each comment, including explanations or additional information where applicable.

Each of your comments is repeated below, followed by our response on behalf of the Company.

In making this submission it has been our intention to respond fully to your comments in order to achieve compliance with applicable rules.  If there is any other information that you require, we will be pleased to provide it.

Registration Statement on Form S-3

General

1.

We note your response to our prior comment 1 and reissue.  Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.

We confirm, on behalf of the Company, that the Company and any issuing entity previously established, directly or indirectly, by the Company or any affiliate of the Company have been current and timely with reporting under the Securities Exchange Act of 1934, as amended, during the last twelve months with respect to asset-backed securities involving the same asset class.

2.

We note your response to our prior comment 7 and reissue.  Please confirm that the updated information will be filed in a timely manner as required under Form 8-K and revise as necessary.  Refer to Item 6.05 of Form 8-K and Section III.D.8 of SEC Release 8518.  Please tell us if you are relying on an Item other than Item 6.05 of Form 8-K to file the updated information.

We confirm, on behalf of the Company, that if any information relating to the Mortgage Loans is not known to the Company at the time the asset-backed securities are issued, any such updated information will be set forth in and filed on Form 8-K within four business days of the issuance of such asset-backed securities pursuant to Item 6.05 of Form 8-K.

I would appreciate an opportunity to discuss any of these response with you if you believe that they require clarification.  Please feel free to contact me at any time if I may provide additional information, or if you would like to discuss the Registration Statement further.  You may reach me at 202-775-4138.

Sincerely,

/s/ John Arnholz

John Arnholz

cc:

John Stickel

Lana Franks

Michael Hitzmann

Ellen Kiernan

Scott Lechner